Exhibit 99.2

NEWS RELEASE	OTCBB: GGXCF
December 13, 2012	Berlin: AOLGDN
TSX.V: GGX
Frankfurt: POZ

GLOBAL GREEN ANNOUNCES BOARD APPOINTMENT

Global Green Matrix Corporation (“Global Green” or the “Company”) – TSX Venture: GGX –is pleased to announce the appointment of Mr. Herbert Towning to the Board of Directors effective immediately.

Mr. Towning has been on the Company’s advisory Committee since February 2012. Mr Towning is university educated at Nottingham University and a postgraduate of the London School of Economics.  He joined CT Bowring & Co in 1956 and worked with various Banking Houses in London, leaving the UK in 1974 to commence an international banking career in Europe, the United States, Bahamas and the Arabian Gulf with the International Investment Corporation Bahrain until 1994.

In the last few years, Mr. Towning has become involved in environmental issues particularly waste management and recycling. He founded OWaste2Energy Company Ltd. in the UK with a waste to energy technology in Wales. This system is now operational in Mexico through his Mexican Company OWaste Mexico de CV which has joint ventures with certain Municipalities in Mexico.

Mr. Towning’s extensive background and experience provides him a unique ability to make business decisions and create opportunities. Mr. Towning states: “I look forward to a deeper involvement with the Board and Management of Global Green Matrix. I believe the Company has significant potential for growth and shareholder value.”

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The Company also announces that is has completed its first tranche of its previously announced private placement of up to 20,000,000  units at a price of $0.05 for gross proceeds of $1 mill.  Each unit consists of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share for a period of 2 years from the closing date at a price of $0.15.  The Company has sold units for total proceeds of $150,000 pursuant to the first tranche.

The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.25 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice.

The offering is subject to the approval of the TSX Venture Exchange. The Company may pay finders fees of $12,500 cash and up to 250,000 finders warrants holding the same terms as stated above, on approval by the TSX Venture Exchange.

The Company will proceed with the balance of the offering, consisting of 17,000,000 units at a price of $0.05 per unit and may pay additional finder’s fees in accordance with the policies of the TSX-V upon the final closing of the Private Placement.

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001

About Global Green Matrix Corp. (www.globalgreenmatrix.com)

Global Green Matrix Corp. provides environmentally sound solutions for oilfield waste disposal and is primarily involved in the recovery of reusable products from waste.  With the acquisition of Intercept Rentals, and a newly developed, safer, faster and cost effective frac water heating technology, GGX will continue to focus its efforts on marketing its eco-friendly products to the resource sector in Canada and the USA.

For further information visit our website at www.globalgreenmatrix.com, email at info@globalgreenmatrix.com or contact:

Randy Hayward, President
Global Green Matrix Corp.
Phone: 250-247-8689 or 604-687-8855
Fax: 604-628-5001

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001